September 12, 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Alaska Communications Systems Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 2, 2012
File No. 000-28167

Dear Mr. Spirgel:

Set forth below are Alaska Communications Systems Group, Inc’s (the “Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 28, 2012, relating to the Company’s Form 10-K for the year ended December 31, 2011.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses. The text of revised disclosures and pro forma disclosures is underlined.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 31

1.	Please consider expanding this section to provide a more detailed discussion of longer term market trends challenging the company and their underlying reasons. As an example, please tell us the strategic impact that continuing losses in retail wireline and wireless subscribers are having, and you expect to have, on your basic revenue streams and what effect those continuing subscriber losses are having on your long-term plans, such as the reduction in your quarterly dividend.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company will expand its discussion of longer term market trends challenging the Company and their underlying reasons in its future filings, including its Report on Form 10-Q for the quarterly period ended September 30, 2012. The following pro forma disclosure is provided as an example to the Staff of the expanded disclosures, and reflects facts and circumstances as of June 30, 2012. The disclosures provided in future filings will reflect the facts and circumstances existing during the period covered by the actual report.

600 Telephone Ave., Anchorage, Alaska 99503    tel 907.297.3000 - fax 907.297.3100    www.alaskacommunications.com

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

For a number of years, the Company experienced a declining wireless and wireline retail customer base. The overall consolidated revenues of the Company, however, were unchanged as the Company’s retail service revenue declines were offset by higher foreign roaming revenue and wireless CETC revenue. In 2011, two significant events impacted this historical stability in consolidated revenues. The first was Verizon’s potential entry into the Alaska market, and the second was future declines in wireless CETC and other wireline high cost support revenue. Management has indicated that the Company’s foreign roaming revenue and CETC and high cost support revenue represents approximately 24% of its consolidated revenue, and that these revenue streams are extremely high margin.

As a result of these events, in fourth quarter of 2011 the Board of Directors reduced the common stock dividend – to both pay down debt and fund a business plan which required accelerated investment to drive growth in the wireless and wireline retail customer base in order to mitigate the impact of declines in roaming and CETC and high cost support revenues.

Management believed growth in the retail customer base was achievable because, in the second quarter of 2011 as a result of improving device availability, increased marketing activity, and revisions to our pricing plans, the Company showed positive net wireless subscriber adds for first time since the third quarter of 2008. That trend has generally continued.

Results of Operations, page 35

Wireline, page 36

2.	In your Enterprise discussion, please revise to clarify what type of customers and services are generating “higher data revenue”, whether those revenues are related to your broadband, data hosting, and IT services, and whether you expect this trend to continue in light of your key competitor and its propriety cable telephony plant.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company believes that the disclosure provided was largely adequate but agrees to expand its discussion of enterprise revenues, and specifically factors impacting data revenue, in its future filings, including its Report on Form 10-Q for the quarterly period ended September 30, 2012. The following pro forma disclosure is provided as an example to the Staff of the expanded disclosures in the context of the Company’s Form 10-K for the year ended December 31, 2011. The disclosures provided in future filings will reflect the facts and circumstances existing during the period covered by the actual report.

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

Enterprise: Enterprise revenue increased $3.5 million or 7.2% in 2011. The increase was due to higher data revenue of $4.5 million inclusive of a $2.8 million increase from carrier customers using long haul services and a $1.7 million increase from commercial customers using advanced network services such as MPLS, dedicated Internet and Enhanced Metro Ethernet. This increase was offset, in part, by a $1.0 million decrease in carrier voice revenues. Although we continue to face competition in our local market, we expect enterprise revenues to continue to trend upwards as customers increasingly demand higher amounts of bandwidth, as well as gains in market share of carrier, federal and commercial customers. Carrier voice revenues represent less than 10% of total enterprise revenues and are expected to continue to decline as a percentage of total revenues.

3.	In your Retail discussion, we note your increase in internet revenues from your existing ISP subscriber base as subscribers have moved to higher rate plans. Please clarify and discuss that the increase occurred despite the continuing losses of DSL and Dial up subscribers and whether you expect this trend to continue in light of your key competitor and its propriety cable telephony plant.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company believes that the disclosure provided was largely adequate but agrees to expand its discussion of retail revenues in its future filings, including its Report on Form 10-Q for the quarterly period ended September 30, 2012. The following pro forma disclosure is provided as an example to the Staff of the expanded disclosures in the context of the Company’s Form 10-K for the year ended December 31, 2011. The disclosures provided in future filings will reflect the facts and circumstances existing during the period covered by the actual report.

Retail: Retail revenues were impacted by a 5.9% decline in retail switched access lines in service during 2011 compared to the prior year. The majority of the line losses were concentrated in the residential market which we believe continues to be impacted by wireless substitution. Retail revenue decreased $1.6 million, or 1.9%, year over year primarily due to a $1.8 million decline in local exchange revenue associated with line losses, a $1.3 million decrease in voice mail revenue due to plan changes offering free voice mail services and a $1.1 million decline in long distance sales. These losses were offset, in part, by a $2.8 million increase in revenue from our existing ISP subscriber base as customers move to higher bandwidth rate plans. Although the DSL and Dial-up subscriber base has declined year over year by 1,384 and 958, respectively, the remaining subscribers are consuming higher volumes of data which has increased our monthly internet average revenue per user to $44.50 from $38.19 in the prior year. In spite of the level of competition in our local market we expect our retail customers to continue to demand higher bandwidth as new products and services in the market place require it.

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

Wireless, page 36

4.	Please discuss the reasons why, despite the continuing loss of retail wireless subscribers, your average monthly revenue has increased. Discuss how in recent years you have been able to grow revenues by offsetting retail wireless subscribers losses with price increases, and whether you expect this trend to continue.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company believes that the disclosure provided was largely adequate but agrees to expand its discussion of wireless revenues and related subscriber base in its future filings, including its Report on Form 10-Q for the quarterly period ended September 30, 2012. The following pro forma disclosure is provided as an example to the Staff of the expanded disclosures in the context of the Company’s Form 10-K for the year ended December 31, 2011. The disclosures provided in future filings will reflect the facts and circumstances existing during the period covered by the actual report.

Wireless revenue increased $9.6 million or 6.8% in 2011, primarily driven by increases of $12.4 million in roaming revenue from non-ACS customers roaming on our network and a $1.8 million increase in wholesale and other revenue, partially offset by a decline in retail service revenue and equipment revenue of $3.4 million and $1.3 million, respectively. Declines in retail service revenue were associated with customer losses in the first half of 2011. We experienced consistent customer counts in the second half of the year which will serve to stabilize this revenue stream. Although our subscriber base declined 2,805 year over year, our average revenue per user increased to $106.37 from $91.74 primarily due to the increases in foreign roaming revenue, CETC and customers consuming higher amounts of data. The percentage of customers using data centric devises has grown from 32.1% in 2010 to 45.4% in 2011 and we expect this trend to continue. We expect our roaming revenue of $38.9 million in the year ended December 31, 2011, to continue to grow until Verizon enters the market and activates their network. This will have a significant impact on our future revenue streams and is addressed in “Item 1A, Risk Factors.” The increase of $1.8 million in wholesale and other revenue was primarily attributable to a $1.2 million increase in CETC, largely as the result of reserves released in the first quarter related to prepaid phones. As discussed in “Item 1, Business,” recent FCC reform of CETC will result in future declines in this source of revenue. CETC was $26.9 million for the year ended December 31, 2011, and we expect this revenue to decline by $4.0 to $5.0 million a year going forward.

Liquidity and Capital Resources, page 40

Uses, page 41

5.	In your response letter dated November 18, 2009, you committed to provide a more robust discussion of long-term cash and financing needs and your plans to meet those needs. Please revise to provide that discussion. Your discussion should address the pressure on cash flows you expect from Verizon’s entry into the wireless market and cuts in regulatory subsidies as well as management’s plan to counter those pressures.

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

Response

The Company acknowledges the Staff’s comment and offers the following response.

In 2009, we agreed to provide enhanced disclosures about our long-term cash and financing needs and our plans to satisfy the large balloon payment required on our credit facility in 2011. In our 2009 and 2010 disclosures we provided additional information about our refinancing requirements and liquidity including the refinancing of our term loan agreement in October of 2010. These specific disclosures were not applicable in 2011 as a result of the completion of our refinancing and were removed. However, we continue to include additional language on our convertible notes and our ability to pay them. In 2011, we enhanced our disclosures significantly relative to risk exposures associated with Verizon’s entry into the market and erosion of regulatory subsidies as a result of the USF reform adopted by the FCC. The Company will continue to expand and enhance its discussion of long-term cash and financing needs, and its plans to meet those needs, in its future filings, including its Report on Form 10-Q for the quarterly period ended September 30, 2012. The following pro forma disclosure is provided as an example to the Staff of the expanded disclosures in the context of the Company’s Form 10-K for the year ended December 31, 2011. The disclosures provided in future filings will reflect the facts and circumstances existing during the period covered by the actual report.

Our current and long-term liquidity is impacted by a number of significant challenges, including, but not limited to (i) servicing our substantial debt and funding principal payments, including the 5.75% Notes due March 31, 2013; (ii) the annual funding of other obligations, including our pension plans and lease commitments; (iii) potential future reductions in our revenues resulting from governmental and public policy changes, including regulatory actions affecting inter-carrier compensation and changes in revenue from Universal Service Funds; (iv) the entrance of Verizon into the Alaska wireless market and the potential negative impact on our roaming revenues beginning in late 2012; (v) other competitive pressures in the markets we serve; (vi) the capital intensive nature of our industry; (vii) our ability to respond to and fund the rapid technological changes inherent to our industry, including new products; (viii) funding an appropriate cash dividend for our shareholders; (ix) the potential funding of certain contingent liabilities, including income tax liabilities established in connection with the acquisition of Crest; and (x) our ability to obtain adequate financing to support our business and pursue growth opportunities.

We are responding to these challenges by (i) growing broadband revenues through new products and solutions and improved customer service; (ii) enhanced wireless product offerings, including the iPhone, which is expected to contribute to improved long-term cash flow; (iii) cost reductions through simplification of our business; (iv) Board of Directors’ authorization to reduce the quarterly cash dividend on our common stock effective in the fourth quarter of 2011; (v) accelerated principal payments on debt when feasible; and (vi) exploration of other strategic initiatives.

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

6.	We note your discussion of the specific terms of your significant debt covenants, including required financial ratios. For material debt covenants, please also disclose here, and elsewhere as necessary, the actual ratios as of each reporting date and whether you are in compliance with the debt covenants. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response

The Company acknowledges the Staff’s comment and offers the following response.

With regards to its actual performance against the restrictive covenants contained in its senior credit facility, the Company stated under Item 7 of its Form 10-K for the year ended December 31, 2011 that it was “ . . . currently operating comfortably within these restrictions.” While the Company believes this disclosure provides a reasonable amount of information to the reader about its performance against the covenants, it will provide the Company’s actual performance against its debt covenant ratios in accordance with the guidance in SEC Interpretive Release No. 33-83850 in its future filings, including its Report on Form 10-Q for the quarterly period ended September 30, 2012. The following pro forma disclosure is provided as an example to the Staff of the expanded disclosures in the context of the Company’s Form 10-K for the year ended December 31, 2011. The disclosures provided in future filings will reflect the facts and circumstances existing during the period covered by the actual report.

Total Leverage Ratio: Our “total leverage ratio” may not exceed 5.25 to 1.00. “Total leverage ratio” means, generally, as at the last day of any fiscal quarter, the ratio of our (a) total debt to (b) Adjusted EBITDA (more specifically defined below) for the period of four of our consecutive fiscal quarters ended on such date, all determined on a consolidated basis in accordance with Generally Accepted Accounting Principles. Further, the credit agreement calls for a suspension of dividends if, for the most recently ended period of four consecutive fiscal quarters, the total leverage ratio is equal to or greater than 5.00 : 1.00. Our “total leverage ratio” was 4.36 to 1.00 and 4.26 to 1.00 as of December 31, 2011 and 2010, respectively, and we were in compliance with that ratio as of each of those dates.

Senior Secured Leverage Ratio: Our “senior secured leverage ratio” may not exceed 4.40 to 1.00. “Senior secured leverage ratio” means, as of the last day of any fiscal quarter, the ratio of our (a) senior secured debt to (b) Adjusted EBITDA (more specifically defined below). Our “senior secured leverage ratio” was 3.47 to 1.00 and 3.49 to 1.00 as of December 31, 2011 and 2010, respectively, and we were in compliance with that ratio as of each of those dates.

Fixed Charges Coverage Ratio: Our “fixed charges coverage ratio” may not be less than 2.75 to 1.00. The ratio of (a) “Adjusted EBITDA” to (b) “Fixed Charges” is defined specifically in our senior credit facility, and more generally, below. Our “fixed charges coverage ratio” was 3.76 to 1.00 and 4.38 to 1.00 as of December 31, 2011 and 2010, respectively, and we were in compliance with that ratio as of each of those dates.

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

Senior Credit Facility, page 41

7.	Page F-23 of the financial notes indicates that the maturity date of the Credit Facility may be accelerated to December 19, 2012 if your Senior Secured Leverage Ratio as of December 19, 2012 is greater than or equal to 2.75 to 1.00. Revise to disclose this condition and whether you are currently in compliance with it. If you are not currently in compliance, disclose how management plans to comply by December 19, 2012 as well as the consequences of failing to do so. We note that page 37 of your definitive proxy statement filed April 25, 2012 indicates that adjusted EBITDA for fiscal 2011 amounted to $126 million and that you had $435.6 million outstanding under the senior credit facility term loan at year-end.

Response

The Company acknowledges the Staff’s comment and offers the following response.

As disclosed on page F-23 of the Notes to the 2011 Consolidated Financial Statements, “The maturity date on the Credit Facilities may be accelerated to December 19, 2012 in the event that (a) the Company’s 5.75% Notes are not refinanced, purchased or defeased such that no more than $25,000 of principal amount of such Convertible Notes are outstanding prior that date and (b) the Borrower’s Senior Secured Leverage Ratio as of December 19, 2012 is greater than or equal to 2.75 to 1.00.” The accelerated maturity date is predicated on both of the above conditions being met. As disclosed under Item 3 of the Company’s Forms 10-Q for the quarterly periods ended March 31 and June 30, 2012, the Company repurchased $5.0 million principal amount of its 5.75% Notes during the first quarter of 2012, bringing the principal balance of its 5.75% Notes down to $21.7 million, which precludes the accelerated maturity date for the senior credit facility.

The Company will supplement its disclosures about liquidity and capital resources to ensure that the above information is clear in its future filings, including its Report on Form 10-Q for the quarterly period ended September 30, 2012.

Contractual Obligations, page 42

8.	Disclosures in this section indicate that “certain items” and “[m]any of [your] non-current liabilities” were excluded from the contractual obligations table. In your response please describe and quantify these liabilities. If the amount of the undisclosed liabilities is material, disclose the amount via footnote to the table or otherwise.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Other non-current liabilities excluded from the contractual obligations table included the Company’s accumulated asset retirement obligation of $6.6 million, the liability associated with the net unfunded status of the Company’s ACS Retirement Plan (a defined benefit retirement plan) of $4.9 million, interest rate swaps of $8.5 million and deferred revenue of $3.9 million. Other items excluded from the contractual obligations

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

table which are not recorded as liabilities consisted of potential funding obligations associated with the Company’s defined benefit and defined contribution plans, and the Alaska Electrical Pension Fund (a multi-employer defined benefit plan), to which the Company pays a contractual hourly amount based on employee classification or base compensation. The above items were not included in the contractual obligations table because the amount and/or timing of future cash payments relative to each item are not reasonably estimable.

The Company will supplement its contractual obligations disclosures to provide information about these items, including, where applicable, amounts included on the balance sheet and past cash payments, in its future filings, including its Report on Form 10-Q for the quarterly period ended September 30, 2012. The following pro forma disclosure is provided as an example to the Staff of the expanded disclosures in the context of the Company’s Form 10-K for the year ended December 31, 2011. The disclosures provided in future filings will reflect the facts and circumstances existing during the period covered by the actual report.

Total pension benefit liabilities associated with the ACS Retirement Plan recognized on the consolidated balance sheet as of December 31, 2011 were $4.9 million, and are included in “Other long-term liabilities.” Because this liability is impacted by, among other items, plan funding levels, changes in plan demographics and assumptions, and investment return on plans assets, it does not represent expected liquidity needs. Accordingly, the Company did not include this liability in the “Contractual Obligations” table. The Company made cash contributions of $35 thousand in 2009. No cash contributions were made in 2011 and 2010. It currently expects to contribute approximately $690 thousand to this plan in 2012.

The Company also participates in the Alaska Electrical Pension Fund, a multi-employer defined benefit plan, to which it pays a contractual hourly amount based on employee classification or base compensation. The Company contributed $9.1 million, $9.6 million and $10.8 million to this plan in 2011, 2010 and 2009, respectively. Minimum required future contributions to this plan are subject to the number of employees in each classification and/or base compensation of employees in future years and, therefore, are not included in the “Contractual Obligations” table.

The Company provides a 401(k) retirement savings plan covering substantially all of its employees. The Company made matching contributions of $128 thousand, $101 thousand and $81 thousand in 2011, 2010 and 2009, respectively. No amounts associated with this plan are included in the “Contractual Obligations” table.

As of December 31, 2011, the Company had an accumulated asset retirement obligation of $6.6 million. This liability was not included in the “Contractual Obligations” table due primarily to the uncertainty as to the timing of future payments.

As of December 31, 2011, the Company had deferred tax liabilities totaling $24.6 million, exclusive of deferred tax assets. This amount is not included in the “Contractual Obligations” table because the Company believes this presentation would not be meaningful. Deferred income tax liabilities are calculated based on temporary differences between the tax basis of assets and liabilities and their book basis, which will result in taxable amounts in future years when the book basis is settled. The results of these calculations do not have a direct connection with the amount of cash taxes to be paid in any future periods.

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 48

Management’s Report on Internal Control over Financial Reporting, page 48

9.	It appears that you did not include management’s report on internal control over financial reporting for each of the Forms 10-K for the fiscal years 2011, 2010 and 2009 as required by Item 308 of Regulation S-K. Amend each of these filing to provide management’s assessment as of the end of the above referenced fiscal years or to state that you did not conduct such an evaluation.

Response

The Company acknowledges the Staff’s comment and offers the following response.

For each of the years ended December 31, 2011, 2010 and 2009, the Company, under the supervision of and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on these evaluations, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011, 2010 and 2009. Our independent registered public accounting firm issued an attestation report on the Company’s internal control over financial reporting, which was included in Item 8 of those Forms 10-K, stating that it had audited the Company’s internal control over financial reporting and that, in its opinion, the Company had maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, 2010 and 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also filed Sarbanes-Oxley Section 302(a) Certifications for each of these three years.

However, as the result of an administrative error due to an insufficiently detailed compliance verification process relative to certain Regulation S-K disclosures, management’s report on internal control as presented in the Company’s Forms 10-K for the years 2011, 2010 and 2009 did not reflect these facts and, accordingly, did not meet the requirements of Item 308 of Regulation S-K. The required language was inadvertently removed beginning in 2009 and carried forward in 2010 and 2011. The Company will remediate the ineffective control by enhancing the rigor of its compliance verification process relative to certain Regulation S-K disclosures.

The Company will amend its “Management’s Report on Internal Control Over Financial Reporting” for the years 2011, 2010 and 2009 as follows:

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on our evaluation using the Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011 (2010, 2009).

Our independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting, which is included in “Item 8, Financial Statements and Supplementary Data” of this Annual Report on Form 10-K.

The above report will be included under Item 9A, as amended, on Forms 10-K/A for the years ended December 31, 2011, 2010 and 2009 to be filed with the Commission on or about September 14, 2012.

10.	Please note that the failure to provide management’s report renders each of the above referenced annual reports materially deficient. Accordingly, please revise each filing to state that your disclosure controls and procedures were not effective as of the end of the fiscal year covered by the report.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company will amend “Evaluation of Disclosure Controls and Procedures” as follows:

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended. Based on the

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

evaluation, our Chief Executive Officer and our Chief Financial Officer believe that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were not effective at ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. The determination that our disclosure controls and procedures were not effective was the result of an administrative error, due to an insufficiently detailed compliance verification process relative to certain Regulation S-K disclosures, causing Management’s Report on Internal Control over Financial Reporting not to meet the requirements of Item 308 of Regulation S-K. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and concluded that our internal control was effective as of December 31, 2011 (2010, 2009); however, we did not properly disclose management’s responsibility for establishing and maintaining adequate internal controls over financial reporting under an appropriate framework, our conclusion regarding the effectiveness of our internal control over financial reporting, nor did we make reference to the attestation report provided by our independent registered public accounting firm in Item 8 of this annual report.

The above report will be included under Item 9A, as amended, of Forms 10-K/A for the years ended December 31, 2011, 2010 and 2009 to be filed with the Commission on or about September 14, 2012.

11.	Please further note that due to the deficient reports you are not timely or current in your Exchange Act reporting obligations. Therefore, you were not eligible to file new Form S-3 or Form S-8 registration statements and lost the availability of Rule 144. Suspend any sales under already effective registration statements until you amend your Forms 10-K and consider adding risk factor disclosure if appropriate. Refer to Question 115.02 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company will suspend any sales under already effective registration statements until the Company amends the Forms 10-K.

We have also considered the Staff’s comment with regard to the Company’s risk factor disclosures and have determined that any risks associated with this matter are not material. We will continue to monitor our risk factors in this regard until our amended Forms 10-K are filed.

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

Item 15. Exhibits, Financial Statement Schedules, page 50

12.	Please file Mr. Michael Todd’s October 15, 2010 employment arrangement as an exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company will file Mr. Todd’s employment arrangement as an exhibit to its Form 10-K/A for the year ended December 31, 2011 to be filed on or about September 14, 2012, and amend “Item 15. Exhibits, Financial Statement Schedules” accordingly.

Definitive Proxy Statement Incorporated by Reference Into Part III

General

13.	Revise to provide disclosure regarding your audit committee’s pre-approval policies and procedures. Refer to Item 14 of Form 10-K.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company will amend “Item 14. Principal Accounting Fees and Services” as follows.

Principal Accounting Fees and Services

Information on our principal accounting fees and services is incorporated into this Form 10-K by reference to our Proxy Statement for our 2012 Annual Meeting of Stockholders.

Pre-Approval Policy for Audit Services

Before the Independent Auditor is engaged by the Company or its subsidiaries to render audit or non-audit services, the Company’s Audit Committee (“Committee”) shall pre-approve the engagement. Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Committee regarding the Company’s engagement of the Independent Auditor, provided the policies and procedures are detailed as to particular service, the Committee is informed of each service provided and such policies and procedures do not include delegation of the Committee’s responsibilities under the Exchange Act to the Company’s management. The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals, provided such approvals are presented to the Committee at a subsequent meeting. If the Committee elects to establish pre-approval policies and procedures regarding non-audit services, the Committee must be informed of each non-audit service provided by the Independent Auditor. Committee pre-approval of non-audit services (other than review and attest services) also will not be required if such services fall within available exceptions established by the SEC.

Letter to Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re: Form 10-K for the Year Ended December 31, 2011

“Item 14. Principal Accounting Fees and Services”, as amended, will be filed on Form 10-K/A for the year ended December 31, 2011 to be filed with the Commission on or about September 14, 2012.

As referenced in certain of the above responses, the Company expects to file amended Item 9A, Item 14 and Item 15 on Form 10-K/A for the year ended December 31, 2011, and amended Item 9A on Forms 10-K/A for the years ended December 31, 2010 and 2009, on or about September 14, 2012. The Company does not intend to amend its Reports on Form 10-Q for the three quarterly periods within the years ended December 31, 2011, 2010 and 2009 and the first two quarterly periods of the year ended December 31, 2012 in order to amend Item 4 of Part I. We believe that the amendments to Item 9A to be filed on the Forms 10-K/A for 2011, 2010 and 2009, and the discussion of the deficient management report on internal controls over financial reporting and resulting impact on our disclosure controls and procedures to be included in the Company’s Quarterly Report on Form 10-Q to be filed for the period ended September 30, 2012 will provide sufficient disclosure of this matter.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or would like to discuss any of our views further, please contact me at 907-564-3314. In addition, we respectfully request that the Staff provide any additional comments you may have to my attention at wayne.graham@acsalaska.com.

Sincerely,

/s/ Wayne Graham
Wayne Graham Chief Financial Officer Alaska Communications Systems Group, Inc.

cc: Leonard Steinberg, Senior Vice President, Legal, Regulatory & Government Affairs of the Company